Half-year management report

1 KEY FIGURES FOR THE FIRST HALF OF 2007

We believe that the concept of “adjusted net income”(1) gives investors a better understanding of our operational performance. Adjusted net income is a non-GAAP financial measure, which we define as net income attributable to equity holders of the Company adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, and (ii) certain acquisition-related restructuring costs.

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006

Net income attributable to equity holders of the Company	2,665	2,381

Material accounting adjustements related to business combinations:	1,130	1,530

• elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	-	6

• elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,112	1,460

• elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	18*	64*

• elimination of impairment of goodwill	-	-

Elimination of acquisition-related integration and restructuring costs, net of tax	-	53
Adjusted net income (1)	3,795	3,964
Adjusted earnings per share (1) (in euros)	2.81	2.95

* Impact of the Zentiva acquisition: €3 million in the first half of 2007, €7 million in the first half of 2006.

Consolidated financial statements

Sanofi-aventis generated in the first-half of 2007 net sales of €14,116 million, unchanged relative to the first half of 2006 on a reported basis and up 4.6% on a comparable basis (2).

Net sales for the pharmaceuticals business were €12,930 million, up 3.7% on a comparable basis but down 0.8% on a reported basis. Our performance was affected by competition from generics of some of our products, especially in the United States (Ambien® IR) and in Europe (Eloxatine®), and by the impact of healthcare cost reforms in Europe, primarily in France and Germany.

The human vaccines business recorded strong growth during the period, of 9.8% on a reported basis and 15.4% on a comparable basis. This performance was due partly to the commercial success of AdacelTM (launched in July 2005), a new and highly innovative product, and Menactra®.

In addition, sales of $113 million were booked in the first half of 2007 under the agreements signed with the French and U.S. governments in 2005 relating to H5N1 pandemic influenza vaccine. We shipped 20 million doses of Fluzone® in the United States during the first half of 2007.

(1) See definition in the Appendix, Section 5.

(2) Excluding the impact of changes in Group structure and exchange rate movements; see definition in the Appendix, Section 5.

Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation totaled €3,282 million in the first half of 2007, against €2,932 million in the first half of 2006. This increase was due mainly to:

-

a reduction of €257 million in selling and general expenses, due partly to the impact of the weakness of the U.S. dollar against the euro during the period, and partly to the measures initiated by sanofi-aventis in 2006 to adapt to the changing market environment;

-	a reduction of €165 million in amortization of intangible assets, principally as a result of translation differences.

Operating income for the first half of 2007 was € 3,237 million, compared with €2,991 million for the first half of 2006.

The rise in operating income was primarily due to the following factors:

-

a lower level of restructuring costs, at €50 million (related to the restructuring plan begun in France during 2006), compared with €81 million in the first half of 2006 (mainly related to the acquisition of Aventis);

-

reversal of impairment losses totaling €5 million. In the first half of 2006, this line included impairment losses of €380 million. The vast majority of these losses (€379 million) related to intangible assets (primarily the antibiotic Ketek®, following a revision of the prescribing information for this product in the United States during 2006).

Net income attributable to equity holders of the Company for the first half of 2007 amounted to €2,665 million, compared with €2,381 million for the first half of 2006. Earnings per share (EPS) for the first half of 2007 was €1.97, against €1.77 for the first half of 2006, based on an average number of shares outstanding of 1,351.5 million in the first half of 2007 and 1,345.2 million in the first half of 2006.

Adjusted net income (1)

Adjusted net income for the first half of 2007 was €3,795 million, 4.3% lower than the 2006 first-half figure of €3,964 million. Adjusted earnings per share (adjusted EPS(1)) was €2.81, 4.7% lower than the 2006 first-half figure of €2.95. Definitions of our financial indicators are provided in the Appendix (Section 5). Unless otherwise stated, all financial information in this Management Report is presented in accordance with International Financial Reporting Standards (IFRS).

(1)	See definition in the Appendix, Section 5.

2 SIGNIFICANT EVENTS OF THE FIRST HALF OF 2007

2.1 Pharmaceuticals

Publication of clinical trial results

During the period, results were published of a large number of clinical studies involving our molecules and products: S-1 (ACTS-GC in gastric cancer, January), Taxotere® (TAX 327 in prostate cancer, February; BCIRG 007 in breast cancer, June), Lovenox® (PREVAIL study, April), Eloxatine® (6-year survival analysis of the MOSAIC study, June), TroVax® (Phase II study in renal cancer, June), Lantus® (2 comparative studies in June), VEGF Trap (2 Phase II studies in lung and ovarian cancer, June) and combination treatments of S-1 plus cisplatin (SPIRITS study in gastric cancer, June), Eloxatine® plus 5FU/LV (EPOC and N9741 in metastatic colorectal cancer, June), and Apidra® plus basal insulin and oral antidiabetic drug therapy (OPAL study, June).

Filings for marketing approval with the European and U.S. authorities and new product launches

Rimonabant

■ Following a negative recommendation from the Advisory Committee of the U.S. Food and Drug Administration (FDA), we withdrew our new drug application for rimonabant in the United States on June 29, 2007. We will work towards resubmitting the application at a future date. We are confident in the positive risk-benefit ratio of rimonabant 20mg when used in the appropriate population, and are committed to making every effort to make this product available to patients in the U.S. market.

■ In its June 2007 monthly report, the European Medicines Agency (EMEA) announced that as part of the continuous monitoring of the safety of rimonabant (Acomplia®), the Committee for Medicinal Products for Human Use (CHMP) was reviewing the available data on psychiatric events. In this context, sanofi-aventis submitted an update of the safety data to the CHMP. In July 2007, the CHMP approved the labeling update for Acomplia® in Europe, and confirmed the product’s positive risk-benefit ratio other than for patients with ongoing severe depressive illness.

■ Acomplia® was granted reimbursable status by the Swiss authorities in April 2007, following a similar decision by the French authorities in March 2007. However, the product has been non-reimbursable in Germany since January 2007.

The product is now approved in 42 countries and marketed in 20 countries, for the treatment of obese and overweight patients with associated risk factors.

Ketek®

■ In February 2007, sanofi-aventis announced that the U.S. prescribing information for Ketek® (telithromycin) had been updated, in close collaboration with the FDA. In March 2007, sanofi-aventis announced a revision of the European Summary of Product Characteristics (SmPC) for Ketek® following exchanges with the CHMP, including a review of the effectiveness and safety of the product.

Other products

■ March 2007: Announcement of the imminent rollout across sub-Saharan Africa of ASAQ, a new once-daily fixed-dose combination to treat malaria.

■ March 2007: Announcement of the gradual rollout across Europe from April 2007 of a new disposable pre-filled insulin pen, SoloSTAR®, for use with the basal insulin Lantus® and/or the rapid-acting insulin Apidra® for patients with type 1 or 2 diabetes. Lantus® SoloSTAR® and Apidra® SoloSTAR® had previously received approval from the European Commission. Approval by the FDA in April 2007 of SoloSTAR® for patients with type 1 or 2 diabetes treated with Lantus®.

■ May 2007: Approval by the FDA of a supplemental new drug application for the anti-coagulant Lovenox® (enoxaparin sodium injection) in the treatment of patients with acute ST-segment elevation myocardial infarction, a severe form of heart attack. Sanofi-aventis has also filed an application for approval for the same indication in Europe.

■ May 2007: Approval by the FDA of Xyzal® (levocetirizine dihydrochloride), a new anti-histamine for the treatment of seasonal and perennial allergies and chronic urticaria.

■ June 2007: Acceptance for filing and granting of priority review status by the FDA for a supplemental new drug application for Taxotere® (docetaxel) in locally advanced squamous cell carcinoma of the head and neck prior to chemoradiotherapy and surgery.

■ June 2007: Granting of priority review status by the Japanese Ministry of Health, Labour and Welfare for a supplemental new drug application for Taxotere® (docetaxel) in prostate cancer.

Defense of our products

We continue to defend our patent rights vigorously whenever our products are under threat.

Defense of the Plavix® patent in the United States

■ On June 19, 2007 the U.S. District Court for the Southern District of New York upheld the validity and enforceability of U.S. patent 4.847.265 covering clopidogrel bisulfate, the active ingredient in Plavix®, maintaining the main patent protection for this product in the United States until November 2011. The Court also ruled that Apotex’s generic clopidogrel bisulfate infringed the sanofi-aventis patent, and enjoined Apotex from marketing this product in the United States until the patent expires.

Defense of the Lovenox® patent in the United States

■ In April 2007 sanofi-aventis appealed the February 8, 2007 decision of the District Court favorable to Amphastar and Teva holding the patent unenforceable on the ground of inequitable conduct.

Further to the decision of February 8, 2007, Sandoz has filed a motion for summary judgment on the grounds of collateral estoppel.

Divestments, acquisitions and alliances

■ On March 28, 2007, sanofi-aventis and OxfordBio Medica announced that they had entered into an exclusive global license agreement to develop and commercialize TroVax® for the treatment and prevention of cancers. TroVax® is Oxford BioMedica’s lead cancer immunotherapy. This therapeutic vaccine has been evaluated in clinical trials involving more than 180 patients with various forms of cancer. A Phase III trial (TRIST) in renal cancer is ongoing.

TroVax® may be developed by sanofi-aventis as a treatment for a large range of cancer types. Based on the broad distribution of the 5T4 tumor antigen, TroVax® has potential application in a wide range of other solid tumors, including lung, breast and prostate cancers.

■ On April 2, 2007, sanofi-aventis and Daiichi Sankyo Company Ltd. announced the transfer of all commercial rights for Panaldine® (ticlopidine hydrochloride) in Japan from Daiichi to sanofi-aventis. The transfer will be implemented in conformity with local regulatory requirements and is expected to be completed by October 1, 2007. Given their longstanding relationship, both parties agreed to collaborate in the future in the areas of manufacturing and distribution in Japan.

2.2 Human Vaccines

Pandemic Influenza Vaccine

■ April 2007: License granted by the FDA for the sanofi pasteur H5N1 virus vaccine, the first human vaccine against avian influenza to be licensed in the United States.

■ June 2007: Award to sanofi pasteur by the United States Department of Health and Human Services (HHS) of a $77.4 million contract to retrofit the existing influenza vaccine manufacturing facility on the Company’s U.S. site. Sanofi pasteur will contribute around $25 million to the overall project.

Other

■ January 2007: Recommendation from the FDA Advisory Committee that Pentacel®, a new pediatric combination vaccine, should be licensed.

■ February 2007: Signature of a license agreement between sanofi pasteur and Acambis plc for ChimeriVax™-JE, a single-dose vaccine against Japanese encephalitis, with a view to contributing to the improvement of public health in endemic countries of the Asia-Pacific region.

2.3 Other significant events

■ On May 31, 2007, the Combined General Meeting of sanofi-aventis shareholders approved the distribution of a net dividend of €1.75 per share, 15.1% higher than the previous year’s figure. The dividend was paid on June 7, 2007.

The Combined General Meeting of May 31, 2007, and the subsequent meeting of the Board of Directors, approved a series of authorizations allowing sanofi-aventis (up to set limits and subject to certain conditions) to purchase the Company’s shares in the market. Further to these decisions, sanofi-aventis acquired 890,000 of its own shares from July 2 through July 11, 2007 for a total amount of €54 million, at a weighted average share price of €61.04.

3	CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2007

3.1      Consolidated income statements for the first half of 2007

The table below shows the main components of net income attributable to equity holders of the Company for the six months ended June 30, 2007 and June 30, 2006.

(IFRS)	6 months to June 30,2007 consolidated		6 months to June 30, 2006 consolidated
(€ million)		as % of net sales		as % of net sales
Net sales	14,116	100.0%	14,116	100.0%

Other revenues	547	3.9%	647	4.6%

Cost of sales	(3,704)	(26.3%)	(3,768)	(26.7%)
Gross profit	10,959	77.6%	10,995	77.9%

Research and development expenses	(2,182)	(15.5%)	(2,144)	(15.2%)

Selling and general expenses	(3,804)	(26.9%)	(4,061)	(28.8%)

Other operating income	278	2.0%	200	1.4%

Other operating expenses	(136)	(1.0%)	(60)	(0.4%)

Amortization of intangibles	(1,833)	(12.9%)	(1,998)	(14.1%)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation	3,282	23.3%	2,932	20.8%

Restructuring costs	(50)	(0.4%)	(81)	(0.6%)

Impairment of property, plant & equipment and intangibles	5	0.0%	(380)	(2.7%)

Gains and losses on disposals, and litigation	—	—	520	3.7%
Operating income	3,237	22.9%	2,991	21.2%

Financial expenses	(170)	(1.2%)	(280)	(2.0%)

Financial income	99	0.7%	187	1.3%
Income before tax and associates	3,166	22.4%	2,898	20.5%

Income tax expense	(641)	(4.5%)	(652)	(4.6%)

Share of profit/loss of associates	351	2.5%	325	2.3%
Net income	2,876	20.4%	2,571	18.2%

Net income attributable to minority interests	211	1.5%	190	1.3%
Net income attributable to equity holders of the Company	2,665	18.9%	2,381	16.9%

3.1.1     Net sales

Net sales for the first half of 2007 were €14,116 million, a rise of 4.6% on a comparable basis compared with the first half of 2006. Exchange rate movements had an unfavorable impact of 4.4 points, two-thirds of which related to the U.S. dollar. Changes in Group structure had an unfavorable impact of 0.2 of a point. After these effects, net sales were unchanged year-on-year on a reported basis.

Reconciliation of 2006 first-half reported net sales to comparable net sales

(€ million)	2006 first half
2006 first-half reported net sales	14,116

Impact of changes in Group structure	(30)

Impact of exchange rates	(592)
2006 first-half comparable net sales	13,494

3.1.1.1     Net sales by business segment

Net sales reported by sanofi-aventis are generated by two businesses: Pharmaceuticals and Human Vaccines.

  Pharmaceuticals

Net sales for the pharmaceuticals business in the first half of 2007 were €12,930 million, up 3.7% on a comparable basis but down 0.8% on a reported basis.

Net sales of the top 15 products rose by 6.4% on a comparable basis to €8,777 million and represented 67.9% of pharmaceuticals net sales, against 66.2% for the comparable period of 2006. Excluding the impact of the arrival of generics of Ambien® IR in the United States and of Eloxatine® in Europe (i.e. excluding net sales of Ambien® IR in the United States from April 2007, and net sales of Eloxatine® in Europe), the top 15 products would have achieved first-half growth of 11.3% on a comparable basis.

Net sales of other pharmaceutical products fell by 1.6% on a comparable basis to €4,153 million, compared with €4,219 million for the first half of 2006. Restrictions on indications for the antibiotic Ketek® resulted in a further decline in the product’s net sales during the period (€ 39 million, versus €88 million in the first half of 2006).

(€ million)					Change (%)
Product	Indication	6 months to June 30, 2007	6 months to June 30, 2006 reported	6 months to June 30, 2006 comparable	on a reported basis	on a comparable basis
Lovenox®	Thrombosis	1,305	1,238	1,167	+5.4%	+11.8%

Plavix®	Atherothrombosis	1,201	1,145	1,136	+4.9%	+5.7%

Lantus®	Diabetes	961	803	759	+19.7%	+26.6%

Taxotere®	Breast cancer, lung cancer, prostate cancer	923	886	843	+4.2%	+9.5%

Stilnox®/Ambien®/ Ambien CRTM	Insomnia	858	908	839	-5.5%	+2.3%

Eloxatine®	Colorectal cancer	773	874	829	-11.6%	-6.8%

Copaxone®	Multiple sclerosis	596	534	501	+11.6%	+19.0%

Aprovel®	Hypertension	536	498	492	+7.6%	+8.9%

Allegra®	Allergic rhinitis	399	369	339	+8.1%	+17.7%

Delix®/Tritace®	Hypertension	378	483	466	-21.7%	-18.9%

Amaryl®	Diabetes	197	240	229	-17.9%	-14.0%

Xatral®	Benign prostatic hyperplasia	167	186	181	-10.2%	-7.7%

Nasacort®	Allergic rhinitis	166	149	138	+11.4%	+20.3%

Actonel®	Osteoporosis, Paget’s disease	160	180	177	-11.1%	-9.6%

Depakine®	Epilepsy	157	154	151	+1.9%	+4.0%
Sub-total: top 15 products		8,777	8,647	8,247	+1.5%	+6.4%

Other pharmaceutical products		4,153	4,389	4,219	-5.4%	-1.6%
Total Pharmaceuticals		12,930	13,036	12,466	-0.8%	+3.7%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 11.8% on a comparable basis in the first half to €1,305 million. Growth of the product is still being driven by its increasing use in medical prophylaxis in the United States, where net sales of the product rose by 14.1% on a comparable basis to €800 million. Growth was also buoyant in the “Other countries” region, where net sales were 14.9% higher on a comparable basis at € 131 million.

The results of the EXCLAIM study, presented in July at the 21st Congress of the International Society on Thrombosis and Haemostasis (ISTH) in Geneva, showed the benefit of extended prophylaxis in acutely ill medical patients with reduced mobility. The results demonstrated that 5 weeks of thromboprophylaxis with Lovenox® was more effective than a 10-day treatment, giving a statistically significant 44% reduction in venous thromboembolism events.

Following expiry of the Ambien® IR patent in the United States on April 20, generics of the product soon became widely available, causing a drop in total second-quarter net sales to €67 million, compared with €308 million in the second quarter of 2006. Ambien CR™ posted first-half net sales of $385 million in the United States, becoming the leading brand of prescription sleeping drug.

In Japan, sales of Myslee® (not consolidated by sanofi-aventis) for the first half of 2007 were €55 million, an increase of 12.6% on a comparable basis.

Taxotere® once again achieved strong growth in the “Other countries” region during the first half. In Europe and the United States, the product posted comparable-basis growth of 11.4% and 4.8% respectively.

In June 2007, Taxotere® was granted two priority reviews:

-	in Japan, for the treatment of metastatic hormono-refractory prostate cancer;
-

in the United States, in association with cisplatin and 5-fluorouracil for the induction (neo-adjuvant) therapy of patients with locally-advanced squamous cell carcinoma of the head and neck prior to chemoradiotherapy and surgery.

In Europe, Eloxatine®, which is facing competition from generics in some countries (in particular Germany and the United Kingdom), recorded a 30.2% fall in first-half net sales to €206 million on a comparable basis. In the United States, the product, which is the market-leading colorectal cancer treatment both as adjuvant and in the metastatic phase, reported a 7.5% rise in net sales to €488 million on a comparable basis.

The 6-year survival analysis of the MOSAIC study was presented in June at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago. The results showed that FOLFOX4, an Eloxatine® based chemotherapy regimen, significantly improved the overall survival of patients with surgically resected stage III colon cancer when compared to standard chemotherapy (5-FU/LV).

Lantus®, the leading insulin on the market, continues to record excellent performances. Net sales of the product advanced on a comparable basis by 28.5% in the United States, 17.3% in Europe and 52.5% in the “Other countries” region. SoloSTAR®, a new disposable pen that can be used to administer Lantus® and/or the rapid-acting insulin Apidra®, has been gradually rolled out in Europe since April. Lantus® SoloSTAR® is now being sold in France and Germany, and has been very well received.

In June, new data on Lantus® and Apidra® were presented at the 67th Annual Scientific Sessions of the American Diabetes Association (ADA) in Chicago:

-	a meta-analysis from a large-scale data set confirmed the superiority of the basal insulin Lantus® over insulin NPH with regard to the risk of hypoglycemia;
-

a new study showed that adding Apidra® to a Basal insulin and Oral antidiabetic drug Therapy (BOT+ or Basal plus) may provide an effective treatment option for people with type 2 diabetes unable to control their blood sugar (HbA1C > 6.5%), despite good titration (fasting blood glucose [FBG] < 120 mg/dl), with BOT alone.

Allegra® enjoyed a good first half, helped by a favorable pollen season in Japan.

In May, the FDA approved Xyzal®, a new once-daily prescription antihistamine for the relief of symptoms associated with seasonal and perennial allergic rhinitis and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria in adults and children aged six and over. Xyzal® will be marketed jointly by sanofi-aventis and UCB in the United States from the fall of 2007.

First-half net sales of Tritace® fell by 18.9% on a comparable basis to €378 million mainly due to the introduction of generics in Canada.

Acomplia® is now approved in 42 countries and marketed in 20 countries. First-half net sales amounted to €37 million.

The table below shows the geographical split of sales of the top 15 pharmaceutical products in the first half of 2007:

(€ million)	Europe		United States		Other countries
Product	Change on a comparable basis		Change on a comparable basis		Change on a comparable basis

Lovenox®	374	+6.3%	800	+14.1%	131	+14.9%

Plavix®	854	+5.2%	86	-21.8%	261	+22.0%

Lantus®	299	+17.3%	572	+28.5%	90	+52.5%

Taxotere®	402	+11.4%	346	+4.8%	175	+15.1%

Stilnox®/Ambien®/Ambien CRTM	43	-10.4%	765	+2.1%	50	+19.0%

Eloxatine®	206	-30.2%	488	+7.5%	79	-1.3%

Copaxone®	159	+16.9%	407	+20.1%	30	+15.4%

Aprovel®	418	+5.6%	-	-	118	+22.9%

Allegra®	35	+6.1%	208	+16.9%	156	+21.9%

Delix®/Tritace®	239	-10.8%	1	-88.9%	138	-27.0%

Amaryl®	64	-37.9%	4	-42.9%	129	+8.4%

Xatral®	86	-28.3%	53	+35.9%	28	+27.3%

Nasacort®	26	+8.3%	125	+23.8%	15	+15.4%

Actonel®	103	-18.9%	-	-	57	+14.0%

Depakine®	107	0.0%	-	-	50	+13.6%

  Human Vaccines

Net sales for the Human Vaccines business in the first half of 2007 were €1,186 million, an increase of 15.4% on a comparable basis and 9.8% on a reported basis.

The second quarter included $113 million of H5N1 vaccine sales in the United States, compared with $150 million in the second quarter of 2006.

First-half results were boosted by strong growth in sales of pediatric combination vaccines and the oral polio vaccine. Sales of AdacelTM (adult and adolescent tetanus-diphtheria-pertusis booster), launched in the United States in July 2005, reached €118 million for the period, an increase of 65.2% on a comparable basis.

Menactra® posted first-half net sales of €180 million, up 64.9% on a comparable basis.

Construction of the new influenza vaccine manufacturing facility in the United States was completed in July. This facility is due to be operational by late 2008 or early 2009 once it has been licensed by the FDA, and will more than double current annual production capacity at the site to over 100 million doses of vaccine.

In June, sanofi pasteur was awarded a $77.4 million contract by the U.S. Department of Health and Human Services (HHS) to retrofit its existing influenza vaccine manufacturing facility in the United States so that it can manufacture pandemic influenza vaccine. Sanofi pasteur will contribute $25 million to the project. Work will start as soon as the Company’s new U.S. influenza vaccine manufacturing facility is licensed by the FDA and operational. Combining the capacities of the new facility with that of the retrofitted facility should enable sanofi pasteur to triple its current influenza vaccine capacity in the United States.

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006 reported	6 months to June 30, 2006 comparable	Change on a reported basis	Change on a comparable basis
Polio/Pertusis/Hib Vaccines	371	320	315	+15.9%	+17.8%

Adult Booster Vaccines	219	178	166	+23.0%	+31.9%

Meningitis/Pneumonia Vaccines	207	151	141	+37.1%	+46.8%

Travel & Other Endemics Vaccines	163	144*	143	+13.2%	+14.0%

Influenza Vaccines	156	224	211	-30.4%	-26.1%

Other Vaccines	70	63*	52	+11.1%	+34.6%
Total Human Vaccines	1,186	1,080	1,028	+9.8%	+15.4%

* After reclassification of € 20 million of net sales generated by MMR (Measles/Mumps/Rubella) vaccine from “Other Vaccines” to “Travel & Other Endemics Vaccines”.

Sanofi Pasteur MSD, the joint venture with Merck & Co. Inc. in Europe, generated first-half net sales of €345 million, up 20.4% on a reported basis, buoyed by the successful launch of Gardasil®, which achieved net sales of €81 million for the period.

Gardasil® is marketed by Sanofi Pasteur MSD in 18 European countries. To date, the authorities in Germany, France, Italy, Austria, Norway, Luxembourg, Belgium, Switzerland, and the United Kingdom have recommended the vaccination of girls (and in many cases, young women) against human papillomavirus.

Sanofi Pasteur MSD sales are not consolidated by sanofi-aventis.

3.1.1.2  Net sales by geographic region

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006 reported	6 months to June 30, 2006 comparable	Change on a reported basis	Change on a comparable basis
Europe	6,150	6,230	6,211	-1.3%	-1.0%

United States	4,844	4,841	4,436	+0.1%	+9.2%

Other countries	3,122	3,045	2,847	+2.5%	+9.7%
Total	14,116	14,116	13,494	0.0%	+4.6%

In Europe, the impact of healthcare reforms (especially in France and Germany) depressed sales, which fell by 1.0% over the first half on a comparable basis. The introduction of Eloxatine® generics across Europe accounted for approximately 1% of the first-half decline in the region’s net sales.

In the United States, first-half net sales growth – which was hampered by competition from generics of Ambien® IR following expiry of the patent on April 20 – amounted to 9.2% on a comparable basis. Stripping out the effect of these generics, net sales growth in the United States would have been 15.7% on a comparable basis.

Net sales growth in the “Other Countries” region was 9.7%, boosted by the performances of Latin America, Asia and the Middle East.

In Japan, sanofi-aventis has pursued its strategy to reinforce its position by announcing the recovery of marketing rights of 7 products (of which Rythmodan® - disopyramyde - arrhythmia and Amoban® - zopiclone- hypnotic) from January 1st ,2008. These products are currently marketed by Chugai and Mitsubishi.

3.1.1.3  Worldwide presence of Plavix® and Aprovel®

Two of our leading products, Plavix® and Aprovel®, were discovered by sanofi-aventis and jointly developed with     Bristol-Myers Squibb (BMS) under an alliance agreement. Sales of these products are made by either sanofi-aventis or BMS under the terms of the alliance(1). Worldwide sales of these two products are a useful indicator of the global market presence of these sanofi-aventis products. We believe that this information facilitates the understanding and analysis of our income statement, of our profitability, and of the results of our research and development efforts. Disclosure of sales of these two products made by BMS gives a better understanding of trends in certain items in our income statement, in particular “Other revenues”, where we recognize royalties received on these sales; “Share of profit/loss of associates”, where we recognize our share of the profits or losses generated by alliance entities in territories managed by BMS; and “Net income attributable to minority interests”, where we recognize the BMS share of the profits or losses generated by alliance entities in territories managed by sanofi-aventis.

Worldwide reported-basis sales of Plavix® and Aprovel® for the six months ended June 30, 2007 and June 30, 2006, split by geographic region

(€ million)	June 30, 2007			June 30, 2006			Change on a reported basis
	sanofi-aventis(2)	BMS(3)	Total	sanofi-aventis(2)	BMS(3)	Total
Plavix®/Iscover® (1)

Europe	789	111	900	745	114	859	+4.8%

United States	-	1,362	1,362	2	1,515	1,517	-10.2%

Other countries	260	128	388	223	121	344	+12.8%
Total	1,049	1,601	2,650	970	1,750	2,720	-2.6%

(€ million)	June 30, 2007			June 30, 2006			Change on a reported basis
	sanofi-aventis(5)	BMS(3)	Total	sanofi-aventis(5)	BMS(3)	Total
Aprovel®/Avapro®/Karvea®(4)

Europe	375	85	460	347	88	435	+5.7%

United States	-	250	250	-	252	252	-0.8%

Other countries	118	81	199	100	77	177	+12.4%
Total	493	416	909	447	417	864	+5.2%

(1)	Plavix® is sold under the Plavix® and Iscover® trademarks.

(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€152 million for the 6 months to June 30, 2007, €175 million for the 6 months to June 30, 2006).

(3)

Currency translated by sanofi-aventis using the method described in note B.2 to the consolidated financial statements included in the Annual Report on Form 20-F for 2006, page F-13; this document is available on our website at www.sanofi-aventis.com.

(4)	Aprovel® is sold under the Aprovel®, Avapro® and Karvea® trademarks.

(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€43 million for the 6 months to June 30, 2007, €51 million for the 6 months to June 30, 2006).

(1)	See note C.1 to the consolidated financial statements published in the 2006 Annual Report on Form 20-F, pages F-29 and F-30, available on our website: www.sanofi-aventis.com.

Worldwide comparable-basis sales of Plavix® and Aprovel® for the six months ended June 30, 2007 and June 30, 2006, split by geographic region

(€ million)	June 30, 2007	June 30, 2006 reported	June 30, 2006 comparable	Change on a comparable basis
Plavix®/Iscover®
Europe	900	859	859	+4.8%
United States	1,362	1,517	1,391	-2.1%
Other countries	388	344	324	+19.8%
Total	2,650	2,720	2,574	+3.0%
Aprovel®/Avapro®/Karvea®
Europe	460	435	433	+6.2%
United States	250	252	231	+8.2%
Other countries	199	177	166	+19.9%
Total	909	864	830	+9.5%

On June 19, 2007, the U.S. District Court for the Southern District of New York upheld the validity and enforceability of U.S. patent covering clopidogrel bisulfate, the active ingredient of Plavix®, and issued a permanent injunction enjoining Apotex from marketing its generic clopidogrel bisulfate in the United States prior to the expiration of the patent. Apotex had launched a generic clopidogrel bisulfate in August 2006, following which the U.S. District Court for the Southern District of New York awarded sanofi-aventis a temporary injunction on August 31, 2006 ordering Apotex to halt further sales of its generic clopidogrel bisulfate, without however ordering a recall of products already shipped. This injunction has been upheld on appeal in December 2006.

The main patent protection for this product has now been maintained in the United States until patent expiration November 2011.

In the United States, first-half sales of Plavix® amounted to $1,809 million, down 2.1% on a comparable basis. In the second quarter, Plavix® recorded sales of $1,019 million, up 2.6% on a comparable basis, reflecting the disappearance of the generic version from the market at the end of the second quarter.

In Europe, first-half net sales of Plavix® (still affected by parallel imports in Germany) totaled €900 million, an increase of 4.8% on a comparable basis.

In the “Other countries” region, growth in sales of Plavix® accelerated in the second quarter. Over the first half as a whole, sales rose by 19.8% on a comparable basis to €388 million. In Japan, the two-week limit on prescriptions imposed by the authorities was lifted in May, and first-half net sales reached €16 million. In July, the Japanese authorities granted a priority review to an application for the use of Plavix® in acute coronary syndrome.

Worldwide sales of Aprovel®/Avapro®/Karvea® for the first half were €909 million, an increase of 9.5% on a comparable basis. In the United States, the product achieved sales growth of 8.2% on a comparable basis.

On April 18, 2007, the Cardio-Renal Advisory Committee of the FDA recommended approval of Avalide® as an initial treatment for hypertension. Avalide® is a fixed-dose combination of irbesartan and hydrochlorothiazide that is currently approved for the treatment of hypertension in patients with blood pressure uncontrolled on monotherapy. If approved, the new indication for Avalide® would be the first-line treatment for hypertension in patients who are unlikely to obtain their blood pressure goals on monotherapy.

3.1.2    Other revenues

Other revenues, mainly comprising royalty income under licensing agreements contracted in connection with ongoing operations, totaled €547 million, compared with €647 million in the first half of 2006. This fall was mainly due to:

-	the unfavorable impact of U.S. dollar exchange rates against the euro on royalties from Plavix® and Avapro® in the United States;
-	the disappearance effective January 2007 of royalty payments on sales of Fipronil® received from Merial, our joint venture with Merck & Co. Inc., under the terms of the agreement between the parties.

License revenues from the worldwide alliance with Bristol-Myers Squibb (BMS) on Plavix® and Aprovel® totaled €414 million in the first half of 2007, against €426 million in the first half of 2006, notwithstanding competition from a generic version of Plavix® in the United States until the second quarter of 2007.

3.1.3    Gross profit

Gross profit for the six months to June 30, 2007 was €10,959 million (77.6% of net sales), compared with €10,995 million (77.9% of net sales) for the comparable period of 2006.

The 0.3-point decrease in the gross margin ratio was due to the reduction in royalty income (unfavorable effect of 0.7 of a point), partly offset by a slight increase (0.4 of a point) in the ratio of cost of sales to net sales. The improvement in this ratio reflected a favorable product mix, partly offset by the effect of generic competition for Ambien® IR in the United States from April 1, 2007.

In the first half of 2007, sanofi-aventis recognized royalty expenses of €50 million under the worldwide alliance with BMS on Plavix® and Aprovel®, versus €44 million in the first half of 2006.

3.1.4    Research and development expenses

Research and development expenses totaled €2,182 million, against €2,144 million in the first half of 2006, and represented 15.5% of net sales, versus 15.2% in the first half of 2006.

We continued to invest in research and development in our seven fields of expertise (thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system, internal medicine, and vaccines). New programs launched during the first half of 2007 included Plavix®, Xatral® (Japan), Acomplia®, Volinanserin®, otamixaban (acute coronary syndrome), eplivanserin (sleep disorders), amibegron and saredutant (depression and anxiety), dianicline (smoking cessation), the CB1 receptor blocker and the GLP1 receptor agonist.

3.1.5    Selling and general expenses

Selling and general expenses were €3,804 million, 6.3% lower than the 2006 first-half figure of €4,061 million. They represented 26.9% of net sales, versus 28.8% in the first half of 2006.

Apart from the weakness of the U.S. dollar against the euro during the first half of 2007, the reduction in this item also reflects measures implemented by sanofi-aventis in 2006 to adapt to the changing environment, especially in France, Germany and the United States.

3.1.6    Other operating income and expenses

Net other operating income for the six months to June 30, 2007 was €142 million, compared with €140 million for the six months to June 30, 2006.

Other operating income mainly comprises our share of profits under the alliance with Procter & Gamble (P&G) for the worldwide development and marketing of Actonel® (excluding Japan), and the income generated by the agreement with Prasco Laboratories on the marketing of generics authorized by sanofi-aventis in the United States. In the first half of 2007, other operating income totaled €278 million, compared with €200 million for the first half of 2006. The additional income of €78 million was mainly due to the reversal of a provision following settlement of a dispute and to gains on disposals.

Other operating expenses for the six months to June 30, 2007 totaled €136 million, against €60 million for the comparable period of 2006. This item includes the share of profits to which our partners (other than BMS and P&G) are entitled under product marketing agreements, primarily in Europe, Japan and Canada (€66 million in the first half of 2007, versus €60 million in the first half of 2006). In addition, a €61 million expense was recognized in the first half of 2007 as a result of the signature of agreements relating to our welfare and healthcare obligations in France to former employees and their named beneficiaries.

3.1.7    Amortization of intangibles

Amortization of intangibles charged to income in the six months to June 30, 2007 totaled €1,833 million, against €1,998 million in the six months to June 30, 2006. This charge mainly relates to Aventis intangible assets remeasured at fair value on acquisition (€1,766 million for the first half of 2007, versus €1,932 million for the first half of 2006).

3.1.8 Operating	income before restructuring, impairment of property, plant &
equipment	and intangibles, gains and losses on disposals, and litigation

This indicator amounted to €3,282 million for the six months to June 30, 2007, compared with €2,932 million for the six months to June 30, 2006.

The table below shows the split of this item by business segment for the six-month periods ended June 30, 2007 and June 30, 2006:

(€ million)	June 30, 2007	June 30, 2006
Pharmaceuticals	3,116	2,765

Human Vaccines	166	167
Total	3,282	2,932

3.1.9    Restructuring costs

Restructuring costs for the first half of 2007 were €50 million, against €81 million for the first half of 2006. The 2007 first-half charge relates to the ongoing effects of the restructuring plan begun in France in 2006.

The 2006 first-half charge related to restructuring plans implemented in connection with the acquisition of Aventis.

3.1.10    Impairment of property, plant & equipment and intangibles

In the first half of 2007, this item comprised a reversal of impairment losses on intangible assets. The pre-tax effect of this reversal was €5 million. In the comparable period of 2006, this line included impairment losses of €380 million. The vast majority of these losses (€379 million) related to intangible assets (primarily the antibiotic Ketek®, following a revision of the prescribing information for this product in the United States).

3.1.11    Gains and losses on disposal, and litigation

In the first half of 2006, this item included €553 million of gains on disposals, including a €460 million pre-tax gain on the sale of the Exubera® rights to Pfizer and a €45 million gain on the sale of a residual interest (30%) in an animal nutrition business.

3.1.12    Operating income

As a result of the various factors described above, operating income for the first half of 2007 came to €3,237 million, compared with €2,991 million for the first half of 2006.

3.1.13  Financial income and expenses

Net financial expense came to €71 million, €22 million lower than the 2006 first-half figure of €93 million.

Interest expense on net debt (short-term debt plus long-term debt, less cash and cash equivalents) totaled €111 million, versus €158 million in the first half of 2006. This reduction reflected two contrasting factors: a lower level of debt, and the unfavorable impact of rising interest rates.

Financial instruments generated a gain of €6 million in the first half of 2007, compared with €42 million in the first half of 2006. The 2006 figure was mainly due to the remeasurement of the additional purchase consideration receivable from CSL on the sale of Aventis Behring. This additional consideration was received by sanofi-aventis on February 5, 2007, ahead of the original contractual due date(1).

Net foreign exchange gains were €30 million in the first half of 2007, against €52 million in the first half of 2006.

3.1.14  Income before tax and associates

Income before tax and associates totaled €3,166 million in the first half of 2007, compared with €2,898 million in the first half of 2006.

3.1.15  Income tax expense

Income tax expense for the six months to June 30, 2007 was €641 million, compared with €652 million for the comparable period of 2006. In 2007, this line included a €223 million gain from reversals of provisions for tax exposures, relating mainly to the settlement of disputes arising from tax inspections. In 2006, this line included the low income tax charge levied on the gain from the sale of the Exubera® rights (€77 million).

3.1.16  Share of profit/loss of associates

The net share of profits from associates in the six months to June 30, 2007 was €351 million, against €325 million in the comparable period of 2006. This item mainly includes our share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance (€235 million, versus €252 million in the first half of 2006). The reduction in this profit share was directly related to the presence of a generic version of Plavix® in the U.S. market (until the second quarter of 2007) and to unfavorable trends in the exchange rate of the U.S. dollar against the euro. In addition, the contribution from Sanofi Pasteur MSD for the first half of 2007 was a loss, as a direct result of promotional expenses incurred on the launch of the Gardasil® vaccine.

3.1.17  Net income

Net income (before minority interests) for the first half of 2007 was €2,876 million, compared with €2,571 million for the first half of 2006.

(1) See note B.9.3. to the half-year consolidated financial statements as of June 30, 2007.

3.1.18 Net income attributable to minority interests

Net income attributable to minority interests for the six months to June 30, 2007 amounted to €211 million, compared with €190 million for the comparable period of 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€200 million, versus €182 million for the first half of 2006).

3.1.19 Net income attributable to equity holders of the Company

Net income attributable to equity holders of the Company was €2,665 million in the first half of 2007, compared with €2,381 million in the first half of 2006.

Earnings per share was €1.97, against €1.77 for the first half of 2006, based on an average number of shares outstanding of 1,351.5 million for the first half of 2007 and 1,345.2 million for the first half of 2006.

The table below shows net income attributable to equity holders of the Company for the six months ended June 30, 2007 and June 30, 2006, split by business segment:

(€ million)	June 30, 2007	June 30, 2006
Pharmaceuticals	2,567	2,282

Human Vaccines	98	99
Total net income attributable to equity holders of the Company	2,665	2,381

3.2 Adjusted net income (1)

3.2.1	Reconciliation of net income attributable to equity holders of the Company to adjusted net income (1)

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006
Net income attributable to equity holders of the Company	2,665	2,381
Material accounting adjustments related to business combinations:	1,130	1,530

■ elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	-	6

■ elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,112	1,460

■ elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	18*	64*

■ elimination of impairment of goodwill	-	-

Elimination of acquisition-related integration and restructuring costs, net of tax	-	53
Adjusted net income (1)	3,795	3,964
Adjusted earnings per share (1) (in euros)	2.81	2.95

*	Impact of the Zentiva acquisition: €3 million in the first half of 2007, €7 million in the first half of 2006.

3.2.2    Adjusted net income (1)

Adjusted net income for first half of 2007 was €3,795 million, 4.3% lower than the 2006 first-half figure of €3,964 million, and represented 26.9% of net sales (versus 28.1% for the first half of 2006).

The table below shows adjusted net income for the six months ended June 30, 2007 and June 30, 2006, split by business segment:

(€ million)	June 30, 2007	June 30, 2006
Pharmaceuticals	3,597	3,757

Human Vaccines	198	207
Total adjusted net income (1)	3,795	3,964

__________________________

(1) See definition in the Appendix, Section 5.

3.2.3 Adjusted earnings per share(1) (adjusted EPS)

We also report adjusted EPS, a non-GAAP financial measure that we define as adjusted net income divided by the weighted average number of shares outstanding.

Adjusted EPS was €2.81, 4.7% lower than the 2006 first-half figure of €2.95, based on an average number of shares outstanding of 1,351.5 million for the first half of 2007 and 1,345.2 million for the first half of 2006.

3.3 Consolidated statement of cash flows

Net cash provided by operating activities in the first half of 2007 was €3,046 million, compared with €2,964 million in the first half of 2006.

Operating cash flow before changes in working capital in the six months to June 30, 2007 was €4,209 million, compared with €4,040 million for the comparable period of 2006.

Working capital needs increased by €1,163 million over the period, against €1,076 million in the first half of 2006.

Investing activities generated a net cash outflow of €584 million in the first half of 2007, compared with a net cash inflow of €75 million in the first half of 2006.

Acquisitions of property, plant and equipment and intangible assets amounted to €694 million (versus €631 million in the first half of 2006). They mainly comprised investment in industrial plant and equipment, together with contractual payments for intangible rights (€48 million) that related primarily to the exclusive license to develop and market TroVax®.

Acquisitions of investments (€ 198 million) mainly comprised the buyout of preferred shares issued by our subsidiary Carderm Capital LP for €186 million(2). In the first half of 2006, acquisitions of investments totaled €497 million, and related primarily to the acquisition of a 24.9% interest in Zentiva.

Proceeds from disposals (net of tax) totaled €295 million, the main item being the additional purchase consideration received from CSL(3). Proceeds from disposals in the first half of 2006 amounted to €1.2 billion, largely due to the sale of the Exubera® rights.

Net cash used in financing activities amounted to €2,549 million in the first half of 2007, compared with €3,100 million in the first half of 2006. The 2007 first-half figure includes the dividend payout of €2.4 billion (first half of 2006: €2.0 billion), and a net reduction in long-term and short-term borrowings of €0.3 billion (first half of 2006: €1.2 billion).

After allowing for the impact of exchange rates, the net change in cash and cash equivalents in the first half of 2007 was a reduction of €70 million, against a reduction of €89 million in the first half of 2006.

(1) See definition in the Appendix, Section 5.

(2) See note B.10.2. to the half-year consolidated financial statements as of June 30, 2007.

(3) See note B.9.3. to the half-year consolidated financial statements as of June 30, 2007.

3.4 Consolidated balance sheet

At €75,072 million, the balance sheet total at June 30, 2007 was €2,691 million lower than the figure at December 31, 2006 (€77,763 million). This change was due mainly to currency movements over the period (principally the U.S. dollar), which accounted for €700 million of the reduction, and to the amortization of acquired Aventis intangible assets (€1,766 million).

Our debt, net of cash and cash equivalents, stood at €5.6 billion at June 30, 2007, compared with €5.8 billion at December 31, 2006. We define debt, net of cash and cash equivalents, as short-term debt plus long-term debt, minus cash and cash equivalents.

The gearing ratio (debt, net of cash and cash equivalents, to shareholders’ equity) fell from 12.6% to 12.1%.

The other main balance sheet trends were as follows.

Total shareholders’ equity was €46,110 million at June 30, 2007, against €45,820 million at December 31, 2006. This net increase reflects the following principal factors:

-	the €2.7 billion of net income attributable to equity holders of the Company for the first half of 2007, net of the €2.4 billion dividend payout distributed from 2006 earnings;
-

the positive impact of items recognized directly in equity, amounting to €0.5 billion (primarily due to election for the option offered by the amendment to IAS 19, under which all actuarial gains and losses under defined-benefit pension plans are recognized in equity);

-	the recognition of stock options (€0.1 billion of capital increases arising from the exercise of stock subscription options);
-	the negative effect of exchange rate movements (€0.6 billion, mainly on the U.S. dollar).

Goodwill and intangible assets decreased by €2.4 billion, due to exchange rate movements (€0.6 billion) and to amortization and impairment charges (€1.8 billion over the period).

Provisions and other non-current liabilities were €1.4 billion lower, due to the recognition of actuarial gains on defined-benefit plans (€ 0.8 billion), the buyout of preferred shares issued by our subsidiary Carderm Capital LP, and reversals of provisions.

The net deferred tax liability (€5.5 billion) fell by €0.2 billion. The main factors were reversals of deferred tax liabilities relating to amortization and impairment of intangibles (reduction of €0.6 billion in the net liability) and a reduction in deferred tax assets due to the recognition of actuarial gains on defined-benefit pension plans (increase of €0.3 billion in the net liability).

At June 30, 2007, sanofi-aventis held 8.5 million of its own shares (representing 0.62% of the share capital), recognized as a deduction from shareholders’ equity.

The financing in place during the first half of 2007 is not subjected to covenants regarding financial ratios, and contains no clause linking credit spreads or fee to our credit rating.

4 OUTLOOK

Barring major adverse events (such as major adverse events on Lovenox® in the United States), we expect 2007 full-year growth in adjusted earnings per share(1) (adjusted EPS) excluding selected items to be in the region of 9%, calculated using an exchange rate of €1 = $1.25, despite the end of protection for Ambien® IR in the United States in April and the arrival of generic competition for Eloxatine® in Europe.

Sensitivity to the U.S. dollar rate is estimated at 0.6% of growth in adjusted EPS for a 1-cent movement in the exchange rate. Expressed on the basis of the actual average exchange rate for the first half of 2007 (€1 = $1.329), guidance for growth in adjusted EPS excluding selected items would be 4.3%.

Adjusted EPS excluding selected items for the year ended December 31, 2006 was €4.88, 5.9% higher than the figure for the year ended December 31, 2005.

In 2006, selected items represented a net after-tax gain of €469 million, and comprised:

■	restructuring costs: -€122 million;
■	net gains on disposals: +€553 million;
■	provisions for financial instruments, litigation, tax inspections, and other items: +€ 38 million.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by sanofi-aventis and its subsidiaries, in particular regarding the following factors:

■	trends in exchange rates and interest rates;
■	the granting of approvals and licenses by the regulatory authorities;
■	the launch of new products, primarily Acomplia®;
■	growth in the national markets in which we operate;
■	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceuticals industry;
■	developments in the competitive environment, in terms of innovative products and the introduction of generics;
■	our ability to protect our intellectual property rights;
■	progress on our research and development programs;
■	the impact of our operating cost control policy, and trends in our operating costs;
■	the average number of our shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based on, in whole or in part, judgments and decisions made by sanofi-aventis management that may be liable to change or adjustment in future.

(1)	See definition in the Appendix, Section 5.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in this report and those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” (1) and “Cautionary Statement Regarding Forward-Looking Statements” in the sanofi-aventis Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC. An update on litigation is provided in note B.13 to the half-year consolidated financial statements as of June 30, 2007.

Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

(1) See pages 3 through 12 of the Annual Report on Form 20-F, available on our website: www.sanofi-aventis.com.

5 APPENDIX – DEFINITION OF FINANCIAL INDICATORS

5.1 Comparable-basis net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (due to acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period.

We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the consolidation method used for the current period.

5.2 Adjusted net income

Adjusted net income is a non-GAAP financial measure, which we define as net income attributable to equity holders of the Company adjusted to exclude (i) the material impacts of purchase accounting for acquisitions, principally the Aventis acquisition, and (ii) certain acquisition-related restructuring costs.

We view adjusted net income as an internal performance indicator, as a significant factor in establishing the variable portion of employee remuneration, and as the basis for determining dividend policy.

The main adjustments between consolidated net income and adjusted net income are:

-	elimination of the charge arising from the workdown of inventories remeasured at fair value, net of tax;
-

elimination of amortization and impairment expense charged against intangible assets acquired through business combinations (acquired in-process research and development and acquired product rights), net of tax and minority interests;

-	elimination of expenses due to the effect of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);
-	elimination of any impairment of goodwill.

We also eliminate from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

We also report adjusted earnings per share (adjusted EPS), a non-GAAP financial measure that we define as adjusted net income divided by the weighted average number of shares outstanding.